VIA EDGAR	June 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Pearlyn Paulemon

Re:	Iroquois Valley Farmland REIT, PBC
Offering Statement on Form 1-A POS
File No. 024-12624

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Iroquois Valley Farmland REIT, PBC (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment to the Company’s offering statement on Form 1-A POS (the “Offering Statement”) be qualified at 4:00 p.m. Eastern Standard Time on June 13, 2025, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Brett Heeger of Gundzik Gundzik Heeger LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Brett Heeger of Gundzik Gundzik Heeger LLP, at (213) 542-2122.

If you have any questions or comments regarding this acceleration request, please direct them to Mr. Heeger.

Very truly yours,

/s/ Christopher Zuehlsdorff

Christopher Zuehlsdorff

Chief Executive Officer

cc: Brett Heeger

Gundzik Gundzik Heeger LLP